FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of an interview made available by Compass Mining on YouTube on April 25, 2023.

Transcript: The Hut 8 & USBTC Merger | The Mining Pod

YouTube

Will Foxley:

Welcome back to the Mining Pod. On today’s show we are joined by Jaime Leverton of Hut 8 and Asher Genoot of U.S. Bitcoin to discuss the proposed merger between the two companies. We talk about U.S. Bitcoin’s operations, the two companies’ discrete assets and the purchases of Compute North’s sites by U.S. Bitcoin.

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Will:

Welcome back to the Mining Pod, got a great episode today. There was a big Bitcoin mining merger a few months ago, you guys might have heard about it, and today we have the privilege of talking to the two heads of that merger. We don't have everybody on but we got two pretty good people to talk about it: Jaime Leverton of Hut 8 and Asher Genoot of U.S Bitcoin. Welcome both to the show today, thanks guys for joining.

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Will:

So, there's a lot to cover we only have so much time but we're really gonna focus in on the operation side for today's discussion. You guys have both posted some information, we just talked about that a second ago before we started recording, there's lots of information about the shares and how reverse merger works and all that. So, if you are interested do feel free to go to these guys’ websites and check that information out.

What we really want to get out of this podcast for listeners is, how is this going to work since you guys have two different businesses in two different countries, two different lines of revenue?

There's a lot of similarities obviously, but it is like a combination of powers that I think caught some people by surprise and they looked into a little bit more and were pleasantly pleased by what is going on here.

So first, I'm gonna throw it up to Jamie: can you just lay out what's going on with this merger from like 10,000 feet for those who are not familiar and then we'll start getting into the specifics?

Jaime Leverton:

Yeah, so happy to do it and thanks for having me back, it's always good to be here. We have been very public since we closed our initial inorganic growth transaction just over a year ago. We closed on the acquisition of our HPC business, so five High Performance Computing traditional data centers across Canada: two in Toronto, two in Vancouver, one in northern BC in Kelowna.

That was our first really significant foray into a truly diversified fiat-based revenue stream but I remained committed to driving a growth trajectory within the Hut 8 business, using a combination of organic and inorganic growth. So, I don't think it really surprised anybody when we announced our intention to go into another transaction and ultimately the best dance partner, we believe out there is USBTC and that's why we decided to go into this merger.

Mike and Asher and I have known each other for just over a year now. We really, really respect the businesses that they’ve built, we have very similar strategic vision, very similar corporate cultures and all of that led to us really trying to find a way to work together.

And as we grew our businesses and diversified our businesses over time, the opportunity to bring them together just couldn't have made more sense, and we really see this as an opportunity where it's not a one plus one equals two, it's really a one plus one equals three.

As I've talked about before, we didn't build synergies and the model because we really think what each of us are bringing to the table is complementary - there is very little overlap. But I built a diversified business with a very conservative kind of balance sheet-forward approach. Mike and Asher have built a business as equally diversified, albeit in different ways, so here at Hut, we went down the path of an HPC business that was our diversification strategy.

I'll let Asher talk about their diversification strategy, but really, when we think about bringing these businesses together, Hut is a Canadian-owned entity, all of our operational assets are in Canada. USBTC, all of their operational assets are in the U.S. We both have diversified models but with different business lines. So really when you think about how the businesses come together, how it maps and ultimately matches, it's very, very, very synergistic without being in any way overlapping or destructive in value…

… Upon the announcement of this merger, we were out of the capital markets and we're continuing to take a very conservative approach to debt and as our shareholders or people that follow us know, we've got a small infrastructure-backed loan. But really that's all.

So, as we go through the period of approvals required for this merger, we've been selling our production and the Bitcoin that we produce on a monthly basis in order to continue to cash flow the business while we go through these approvals.

We [shared via] press release over the past few weeks that we're very fortunate we've received Competition Bureau of Approval from both sides of the border and we still have to finish our remaining regulatory approval and then ultimately our shareholder vote, but we're still optimistic that the transaction can be closed by the end of Q2.

And then as we as we've merged the two entities together, we'll take an active approach to how we manage treasuries going forward but certainly maintaining the stack and having HODL as a portion or as a part of our narrative will continue to be core to who we are and we think that is a big reason that we've had the optionality that we have had to take advantage of the bear market in a different but similar way to to how Mike and Asher have been able to capitalize on these market conditions.

So, for those people that are worried that we're gonna sell the whole stack down and become contrary to our DNA, that isn't the case, that's not the plan of record.

We believe our balance sheet allows us to do a transaction that we think is meaningful and will drive the longest-term value to all parties involved and this is the right partner for us.

As you mentioned we're one of the only scaled miners that remains entirely Canadian based and as the market evolves, obviously we see a lot of regulatory discussion on both sides of the border and I think for a player the size that we are looking to continue to drive an aggressive growth mandate and make sense to have not just diversification from a revenue line perspective, which both of our companies have established and talked about, but geographic diversification as well.

So, I think it serves both parties to have a significant presence North of the border and South of the Border and I would say we continue to look at other markets globally as well and I think there's a ton of opportunity for growth in this market.

One of the things I absolutely love and I'm very bullish on with respect to what Mike and Asher built is the MIO business that Asher touched on. I think we're going to see continued demand for people that want that expertise to just come in really turnkey to run managed sites, to bring their purpose-built software that can help optimize sites really out of the gate right down to a miner level.

I think it's really going to be a growing marketplace for us. The USBTC team is the category creator, not just the category leader, and I think that demand is going to continue to grow not just in North America but globally, and certainly the team’s in the best position to capture that as we see that trend unfold.

Will:

Love that. I'm going to turn a little bit of what you're talking about there and hand it over to Asher. Tell me about how these multitudes of business lines are going to converge into one company. It sounds like an operational headache just from my personal standpoint but it also makes you guys strong right and you can withstand a lot of different pressures that Bitcoin miners historically have been sunken by. Bitcoin mining is so cyclical yet you guys are hosting, you guys are managing, you guys have data center services, but Asher yeah how are you thinking about managing and integrating all these business lines?

Asher Genoot:

So, from a U.S Bitcoin perspective our integrations are fairly simple. We manage every site as if we own the site and we manage it to the highest regard. In terms of how the economics flow, as you mentioned, there are three pieces: we have our self-mining plate which has exposure to bitcoin pricing network difficulty and that drives very high in terms of what Bitcoin rather than profitable and increases and that gets impacted on the reverse as well.

The second revenue stream is from hosting. So, we’ll host clients on a multitude of structures, a fixed hosting rate that we have often on the other side pass through parallel with an add-on or some hash share split or hash price derivative.

And then the third platform that we have in terms of revenue stream is our USMIO business and that's a property management business…

… So, a big part that we’re very, very excited for in this Hut 8 merger is the traditional data centers that Hut 8 purchased in those five data centers. We recently had a client that was visiting our Delta facility and they were looking at installing 5 to 15 megawatts of AI compute behind the metered Bitcoin mining facility so continuing diversification we believe is very important and looking forward.

Bitcoin mining is taking electrons and converting them into a more valuable asset which we believe is Bitcoin. So over time we'll look at what are other ways we can convert these electrons and continue to grow in a way that's diversified that gives our appropriate stakeholders the upside when the markets run but also the protection of diversification when they’re in more of a bear state.

Will:

Love that. Jaime, anything to add there? I'm personally curious about how you think about the data management sites or the data sites that you guys have talked about for so long have been managing.

Jaime:

… My belief is at Hut 8 and ultimately after the as a merged entity, assuming that we get all the approvals required for that to become the case, I think there's nobody better positioned globally that really understands natively both worlds…like of tradtech, web2 infrastructure data center world and then everything that is being built in a digital app that are in the web3 infrastructure world. As that convergence comes over time, I think we're really uniquely positioned to continue to be on the leading edge of that convergence and really driving and value proposition to all of our constituents whether it's customers or shareholders or the ecosystems in general.

I am obviously very passionate about the vision I see of ultimately all of these worlds coming together and skilled compute offering becoming necessary whether it's ASICs or GPUs, regardless of workload we're going to need to see this kind of dynamic scaled offering approach more widely available in many jurisdictions…

… I am super proud of the team that we've built and am very, very bullish on Mike and Asher’s team and I think our union is going to be the most beautiful marriage.

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Cautionary Note Regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking-information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that Hut 8 Mining Corp. (“Hut 8” or the “Company”) expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut 8’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this communication include, but are not limited to, statements with respect to: (i) the expected outcomes of the transaction, including Hut 8 Corp.’s (“New Hut”) assets and financial position; (ii) the expected synergies related to the transaction in respect of strategy, operations and other matters; (iii) projections related to expansion; and (iv) the ability of New Hut to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry; the ability to obtain requisite approvals (including shareholder, stock exchange, regulatory, and court approvals) and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all and the anticipated timeline for the completion of the transaction. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this communication, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the transaction; the ability to realize the anticipated benefits of the transaction or implementing the business plan for New Hut, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, in the “Risks and Uncertainties” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022 and Hut 8’s other continuous disclosure documents which are available on the Company’s website at www.hut8.io, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR section of the U.S. Securities and Exchange Commission’s ("SEC") website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Additional Information About the Transaction and Where to Find It

In connection with the transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the SEC. USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the transaction. New Hut also has, and will, file other documents regarding the transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.